Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES UPDATES TO
TWO ANNUAL GENERAL MEETING PROPOSALS

Tel Aviv, Israel, August 5, 2014, Elbit Imaging Ltd. (“EI” or “Company”) (NASDAQ GSM: EMITF) announced today updates regarding two proposals on the agenda of it annual general meeting of shareholders scheduled to be held on August 14, 2014 (the "Meeting").

Proposal No. 2 – Reverse Share Split

With respect to the proposed reverse split of its ordinary shares, the Company has determined that if this proposal is approved at the Meeting, the ratio will be one-for-twenty and the reverse share split will become effective after the close of all trading on Thursday, August 21, 2014, such that the shares will start trading on a reverse split-adjusted basis upon the open of trading on the NASDAQ Global Select Market on Friday, August 22, 2014 and upon the open of trading on the Tel Aviv Stock Exchange on Sunday, August 24, 2014.  To avoid issuing fractional shares in connection with the reverse share split, any fractional share that would result from the reverse share split will be rounded to the nearest whole share and, as opposed to the Company's original plan, a half-share will be rounded up.

Proposal No. 4 – Compensation Policy for Officers and Directors

With respect to the Company's proposed Compensation Policy for Directors and Officers, the Company has undertaken to Entropy Financial Research Ltd., an Israeli shareholder advisory firm, as follows:

Performance-based Bonus: Should a performance-based bonus be awarded to one of the Company's officer holders, the Company will disclose in its subsequent annual report the degree to which such office holder satisfied the applicable performance targets.

Equity-based Compensation: The exercise price of equity-based compensation in the form of stock options will be set at a premium above the closing stock market price per share on the date of the grant and the average closing stock market price per share over the 30 trading days prior to the date of the grant.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure of our shareholders to approve the proposals at the Meeting and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
ron@elbitimaging.com